Exhibit 99.1

A2Z Announces Reverse Share Split

Reverse Share-Split to be effective on October 8, 2024

TEL AVIV, ISRAEL / ACCESSWIRE / October 3, 2024 / A2Z Cust2Mate Solutions Corp. (“A2Z” or the “Company”) (NASDAQ:AZ) (FRA - WKN:A3CSQ), a global leader in innovative technology solutions, today announced that it will effect a 1-for-2.5 reverse share split (“Reverse Share Split”) of its common shares, no par value per share (“Common Shares”). The Reverse Share Split will become effective at 12:01 a.m. Eastern Time on October 8, 2024, and the Common Shares will commence trading on the Nasdaq Capital Market on a post-split basis at the opening of the market on October 8, 2024. The Common Shares will continue to trade on the Nasdaq Capital Market under the Company’s existing trading symbol, “AZ,” and a new CUSIP number 002205102 has been assigned as a result of the Reverse Share Split.

The Reverse Share Split is primarily intended to bring the Company into compliance with the $1.00 minimum bid price requirement for maintaining its listing on Nasdaq. There is no guarantee the Company will meet the minimum bid price requirement.

The 1-for-2.5 reverse share split (the “Ratio”) will automatically combine and convert 62,241,236 current Common Shares into 24,896,494 issued and outstanding new shares. Each outstanding share option, pre-funded warrant, share purchase warrant, and other convertible security of the Company convertible into pre-Reverse Share Split Common Shares that has not been exercised or cancelled prior to the effective date of the implementation of the Reverse Share Split will be adjusted pursuant to the terms of the instrument or plan governing such security on the same Reverse Share Split Ratio described above, and each holder of such pre-Reverse Share Split convertible securities will become entitled to receive post-Reverse Share Split Common Shares pursuant to such adjusted terms. The Reverse Share Split will not change the par value of the Common Shares.

No fractional shares will be issued in connection with the Reverse Share Split. All fractional shares will be rounded up to the next higher whole number.

The Company’s transfer agent, Olympia Trust Company, will serve as exchange agent for the Reverse Share Split. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the Reverse Share Split, subject to such broker’s particular processes, and will not be required to take any action in connection with the Reverse Share Split. Registered shareholders holding pre-split Common Shares electronically in book-entry form will need to complete a letter of transmittal to receive their new post-Reverse Share Split book-entry statement. Holders of share certificates will need to send their old physical certificates with a letter of transmittal to receive their new post-Reverse Share Split certificate.

About A2Z Cust2mate Solutions Corp.

A2Z Cust2Mate Solutions Corp. brings innovation, ease, excitement and value to retailers and shoppers. The Company is transforming brick-and-mortar retail with innovative smart shopping cart solutions that digitize the in-store shopping experience. The proven-in-use, friendly, sensor rich, AI driven carts enhance customer satisfaction and loyalty, minimize shrinkage, optimize retailers’ operations and enable new business models. The smart carts streamline in-store shopping by enabling in-cart scanning and payment, allowing users to bypass checkout lines while alleviating labor shortages. Retailers can optimize merchandising, store layouts and promotions from data-driven insights, while shoppers get real-time information and personalized offers, turning a necessary chore into a fun and rewarding experience.

For more information on A2Z Cust2mate Solutions Corp. (NASDAQ:AZ)($AZ)(FRA - WKN:A3CSQ) and its subsidiary, Cust2mate Ltd., please visit www.cust2mate.com.

Forward-Looking Statements

Matters discussed in this press release may contain forward-looking statements that are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including whether the referenced patent will be granted. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings on EDGAR and with the SEC. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Forward-looking statements contained in this announcement are made as of this date, and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein.

Company Contact Information:

Gadi Graus, CEO

Gadi.g@a2zas.com

+972-73-370054

Investor Contact:

John Gildea, VP corporate communication

john@a2zas.com

+353-8-68238177